Filed by PostRock Energy Corporation (Registration No. 333-162366)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Quest Resource Corporation
Commission File No.: 0-17371
Subject Company: Quest Energy Partners, L.P.
Commission File No.: 001-33787

News Release For Immediate Release Company Contact: Jack Collins, EVP Finance/Corporate Development Phone: (405) 702-7460 Website: www.pstr.com
PostRock Energy Corporation Announces Approval of Recombination
Transaction by Quest Entity Shareholders and Unitholders
PostRock to Begin Trading on NASDAQ Global Market on March 8, 2010
OKLAHOMA CITY — March 5, 2010 — Quest Resource Corporation (NASDAQ: QRCP) (“QRCP”), Quest Energy Partners, L.P. (NASDAQ: QELP) (“QELP”), and Quest Midstream Partners, L.P. (“QMLP”) today announced their respective shareholders and unitholders have approved the previously announced recombination transaction of their companies under PostRock Energy Corporation (“PostRock”), a new corporation that wholly owns all three entities. The recombination is scheduled to close later today. Shares of PostRock are to begin trading on the Nasdaq Global Market on Monday, March 8, 2010 under the symbol “PSTR”.
David C. Lawler, President and Chief Executive Officer of PostRock said, “We are pleased to announce that the shareholders of QRCP and the unitholders of QELP and QMLP voted to approve the recombination of the Quest entities under PostRock and that the recombination is scheduled to be effective later today. We thank each of our stakeholders for their support of the recombination and look forward to building a strong future for PostRock. We believe the recombination will make our company more competitive by allowing us to increase our development activity, further reduce costs, improve operational efficiency, and simplify our organizational structure.”
Under the terms of the merger agreement, each share of QRCP will be exchanged for 0.0575 common shares of PostRock, each common unit of QELP (other than those owned by QRCP) will be exchanged for 0.2859 common shares of PostRock, and each common unit of QMLP will be exchanged for 0.4033 common shares PostRock.
Computershare Trust Company, N.A. is acting as exchange agent for QRCP shareholders and QELP and QMLP unitholders and can be contacted at (800) 884-4225 for investors within the United States and Canada and (781) 575-4706 for investors outside of the United States and Canada.
About PostRock Energy Corp.
PostRock is a vertically integrated energy company that owns: more than 2,800 wells and nearly 2,200 miles of natural gas gathering pipelines and is the largest producer of natural gas in the Cherokee Basin of southeast Kansas and northeast Oklahoma; nearly 400 natural gas and oil producing wells and undeveloped acreage in the Appalachian Basin of the northeastern United States; and over 1,100 miles of interstate natural gas transmission pipelines in Oklahoma, Kansas, and Missouri. For more information, visit PostRock’s website at www.pstr.com.
Forward-Looking Statements
Opinions, forecasts, projections or statements, other than statements of historical fact, are forward-looking statements that involve risks and uncertainties. Forward-looking statements in this announcement are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although PostRock believes that the expectations reflected in such forward-looking statements are reasonable, they can give no assurance that such expectations will prove to be correct. Actual results may differ materially due to a variety of factors, some of which may not be foreseen by PostRock. These risks and other risks are detailed in PostRock’s filings with the Securities and Exchange Commission, including risk factors listed in PostRock’s Registration Statement on Form S-4 and other filings with the SEC. You can find PostRock’s filings with the SEC at www.pstr.com or www.sec.gov. By making these forward-looking statements, PostRock undertakes no obligation to update these statements for revisions or changes after the date of this release.
Additional Information
In connection with the recombination, PostRock filed a registration statement on Form S-4 with the SEC, which was declared effective on February 5, 2010. The registration statement covers the shares of PostRock common stock to be issued to QRCP stockholders, QELP common unitholders (other than QRCP) and QMLP common unitholders in the recombination and includes a joint proxy statement/prospectus. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC REGARDING THE TRANSACTION CONTEMPLATED BY THE MERGER AGREEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES TO THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. Investors may obtain a free copy of the registration statement and the definitive joint proxy statement/prospectus and other documents containing information about the parties to the merger agreement, without charge, at the SEC’s web site at www.sec.gov, QRCP’s web site at www.qrcp.net, and QELP’s web site at www.qelp.net. Copies of the registration statement and the definitive joint proxy statement/prospectus may also be obtained for free by directing a request to Quest Resource Corporation, Quest Energy Partners, L.P. or Quest Midstream Partners, L.P. at 210 Park Avenue, Suite 2750, Oklahoma City, OK 73102; Attn: Jack Collins, Telephone: (405) 600-7704.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.